Exhibit 99.2

Innocutis Holdings, LLC

Report on Financial Statements

For the years ended December 31, 2014 and 2013

Innocutis Holdings, LLC

Contents

Page

Independent Auditor’s Report	1 - 2

Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Members’ Equity	5 - 6

Statements of Cash Flows	7

Notes to Financial Statements	8 - 16

Supplemental Information

Schedule 1 – Cost of Sales	18

Schedule 2 – Selling, General and Administrative Expenses	19

Independent Auditor’s Report

Board of Directors

Innocutis Holdings, LLC

Charleston, South Carolina

Report on the Financial Statements

We have audited the accompanying financial statements of Innocutis Holdings, LLC (the “Company”), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Elliott Davis Decosimo | www.elliottdavis.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innocutis Holdings, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Charleston, South Carolina

February 20, 2015

2

Innocutis Holdings, LLC

Balance Sheets

As of December 31, 2014 and 2013

	2014	2013
Assets

Current assets
Cash and cash equivalents	$845,362	$655,431
Trade receivables, net of allowance and returns in process	1,401,558	1,420,096
Inventories	740,879	848,875
Prepaid expenses	772,111	357,647
Other assets	6,344	6,344
Total current assets	3,766,254	3,288,393

Property and equipment, net	24,685	22,011

Other assets
Goodwill	2,455,208	2,455,208
Intangibles, net	6,680,342	6,128,087
Total other assets	9,135,550	8,583,295
Total assets	$12,926,489	$11,893,699

Liabilities and Members' Equity
Current liabilities
Line of credit	$790,127	$600,000
Accounts payable	765,748	348,201
Accrued expenses	980,047	1,173,867
Accrued reserve for product returns	2,708,157	1,488,149
Total current liabilities	5,244,079	3,610,217

Members' equity
Common units - $1 stated value (Note 2)	600,000	600,000
Preferred units - 8% cumulative preferred units for Class B, D, and F units; (Note 2)	7,082,410	7,683,482
Total members' equity	7,682,410	8,283,482
Total liabilities and members' equity	$12,926,489	$11,893,699

See Notes to Financial Statements.

3

Innocutis Holdings, LLC

Statements of Operations

For the years ended December 31, 2014 and 2013

	2014	2013
Revenues
Sales	$16,999,766	15,773,122
Less: returns and discounts	7,412,229	5,004,058
	9,587,537	10,769,064

Cost of sales	1,195,223	1,163,729
Gross profit	8,392,314	9,605,335

Selling, general and administrative expenses
Personnel costs	6,591,386	5,692,724
Marketing and selling costs	2,127,864	1,567,204
Other operating costs	5,275,965	4,359,639
Total selling, general and administrative expenses	13,995,215	11,619,567

Operating loss	(5,602,901)	(2,014,232)

Other income
Other Income	-	93,352
Interest income	1,829	1,078
Total other income	1,829	94,430
Net loss	$(5,601,072)	$(1,919,802)

See Notes to Financial Statements.

4

Innocutis Holdings, LLC

Statements of Members' Equity

For the years ended December 31, 2014 and 2013

	Members' common units
	Class A		Class C		Class E		Total members' common units
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2012	3,885,597	$-	2,938,196	$2,211,448	600,000	$600,000	7,423,793	$2,811,448
Change in annual equity allocation for the period ended December 31, 2013	45,000	-	-	(2,211,448)	-	-	45,000	(2,211,448)
Balance, December 31, 2013	3,930,597	-	2,938,196	-	600,000	600,000	7,468,793	600,000
Change in annual equity allocation for the period ended December 31, 2014	365,000	-	-	-	-	-	365,000	-
Balance, December 31, 2014	4,295,597	$-	2,938,196	$-	600,000	$600,000	7,833,793	$600,000

Continued

5

Innocutis Holdings, LLC

Statements of Members' Equity

For the years ended December 31, 2014 and 2013

			Members' preferred units
	Total members' common										Total
	units brought forward		Class B		Class D		Class F		Total members' preferred units		Members'
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Equity

Balance, December 31, 2012	7,423,793	$2,811,448	3,250,000	$445,918	3,250,000	$6,945,918	-	$-	6,500,000	$7,391,836	$10,203,284
Change in annual equity allocation for the period ended December 31, 2013	45,000	(2,211,448)	-	260,000	-	31,646			-	291,646	(1,919,802)
Balance, December 31, 2013	7,468,793	600,000	3,250,000	705,918	3,250,000	6,977,564	-	-	6,500,000	7,683,482	8,283,482
Change in annual equity allocation for the period ended December 31, 2014	365,000	-	-	202,547	-	(6,069,099)	3,498,870	5,265,480	3,498,870	(601,072)	(601,072)
Balance, December 31, 2014	7,833,793	$600,000	3,250,000	$908,465	3,250,000	$908,465	3,498,870	$5,265,480	9,998,870	$7,082,410	$7,682,410

See Notes to Financial Statements.

6

Innocutis Holdings, LLC

Statements of Cash Flows

For the years ended December 31, 2014 and 2013

	2014	2013
Operating activities
Net loss	$(5,601,072)	$(1,919,802)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	10,948	5,051
Amortization	1,497,745	1,428,700
Allowance for losses	9,000	9,000
Changes in operating assets and liabilities:
Trade receivables	9,538	(336,119)
Inventories	107,996	252,754
Prepaid expenses	(414,464)	(14,142)
Accounts payable	417,547	(102,095)
Accrued expenses	(193,820)	348,939
Accrued reserve for product returns	1,220,008	(908,974)
Net cash used for operating activities	(2,936,574)	(1,236,688)

Investing activities
Purchases of property and equipment	(13,622)	(18,981)
Purchase of intangible assets	(2,050,000)	-
Net cash used for investing activities	(2,063,622)	(18,981)

Financing activities
Net borrowings on revolving line of credit	190,127	600,000
Proceeds from issuance of equity units	5,000,000	-
Net cash provided by investing activities	5,190,127	600,000
Net increase (decrease) in cash and cash equivalents	189,931	(655,669)

Cash and cash equivalents, beginning of the year	655,431	1,311,100
Cash and cash equivalents, end of the year	$845,362	$655,431

Supplemental disclosures
Interest paid	$45,830	$23,016

See Notes to Financial Statements.

7

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 1.       Nature of Activities and Summary of Significant Accounting Policies

Nature of Activities:

Innocutis Holdings, LLC, located in Charleston, South Carolina, is a Delaware corporation formed on April 7, 2011, as a specialty pharmaceutical company focused on branded pharmaceutical products sold to customers throughout the United States of America.

Basis of Accounting and Presentation:

The Company’s policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned rather than when received, and expenses are recognized when the obligation is incurred rather than when cash is disbursed.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Revenue Recognition:

The Company recognizes revenue from product sales when the goods are shipped, persuasive evidence of an agreement exists, the fee is fixed and determinable, and collection is probable. Provisions for certain product returns and discounts to customers are recorded in the same year as the related sales. Customers are permitted to return a product to the Company up to six months after the expiration date, which is typically two to three years after the product was manufactured.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Trade Receivables and Product Returns:

Trade receivables are stated at the amount management expects to collect from customers. Management provides for probable uncollectible amounts through a charge to operations and a credit to allowance for losses based on its assessment of the current status of individual accounts. At December 31, 2014 and 2013, allowances for losses were $37,877 and $42,928, respectively. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for losses and a credit to accounts receivable. The Company also establishes a reserve for product returns in the same year it recognizes the related sales. Due to estimates and assumptions in determining the amount of returns, the actual amount of product returns may be different than the Company’s estimates.

8

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 1.     Nature of Activities and Summary of Significant Accounting Policies, Continued

Trade Receivables and Product Returns, continued:

The Company’s accrued reserve for product returns is primarily based on estimates of future product returns over the term during which the customers have a right to return, which is in turn based in part on estimates of the remaining shelf life of the product when sold to customers. Future product returns are also based on historical sales and return rates. The Company’s reserve for product returns is adjusted as appropriate for specific known developments that may result in a change in its expected product returns. Specifically, the Company monitors demand level for its products. At December 31, 2014 and 2013, accrued reserves for product returns were $2,708,157 and $1,488,149, respectively.

Inventories:

Inventories are stated at the lower of cost, using average cost, or market. As of December 31, 2014 and 2013, inventories consisted primarily of finished goods. Inventories determined to be damaged or obsolete are written down to scrap value. Expiring inventories are donated, used for samples or charged to Cost of Sales.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Maintenance and repairs are expensed as incurred, and the costs of improvements and betterments are capitalized.

Goodwill and Intangible Assets:

Intangible assets are comprised of goodwill, company trade name, customer relationships, trade secrets and copyright-protected technology, licenses, and noncompete agreements. The amounts assigned to intangible assets represent the estimated fair value at acquisition, as determined by the Company. The carrying value of intangible assets is reviewed on an annual basis for the existence of facts or circumstances which indicate impairment. Intangible assets with definite useful lives are amortized on a straight-line basis over these lives, which range from 5-10 years (see Note 4).

As of December 31, 2014 and 2013 management has evaluated goodwill and other intangible assets for impairment and concluded that no impairments are present.

Advertising:

Costs associated with advertising are expensed in the year incurred. Advertising expense, including direct product marketing, was $744,395 and $543,091 for the years ended December 31, 2014 and 2013, respectively.

Research and Development Costs:

Research and development costs are expensed as incurred. Research and development expense was $567,319 and $11,570 for the years ended December 31, 2014 and 2013, respectively. In 2014, research and development expenses included costs of FDA product and establishment fee related to a newly licensed product. (See Note 4).

9

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 1.     Nature of Activities and Summary of Significant Accounting Policies, Continued

Shipping and Handling Costs:

Shipping and handling costs related to sales are included in cost of sales and are expensed as incurred.

Retirement Plan:

The Company sponsors a 401(k) savings plan for all eligible employees. The Company’s matching contribution is 1% on the first 3% of employee deferrals and 0.5% on the next 2% of employee deferrals. The Company may also elect to make discretionary contributions. During the years ended December 31, 2014 and 2013, the Company contributed $149,909 and $124,076, respectively, for matching, but made no discretionary contribution.

Income Taxes:

The Company, with the consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporate income taxes, the members of the partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Several of the states the Company operates in impose a franchise tax based on equity or taxable income. These amounts are reported as franchise tax expense, and are included in miscellaneous expenses in the Statements of Operations.

Management has evaluated the tax positions of the Company and does not believe that any uncertain tax positions or unrecognized tax benefits exist for the years ended December 31, 2014 or 2013. The Company’s policy is to report accrued interest related to unrecognized tax benefits, when applicable, as interest expense and to report penalties as other expense. All years since inception of the entity in April 2011 are subject to income tax examination by the federal, state and local taxing authorities.

Fair Value Measurements:

The Company measures certain assets and liabilities at fair value. In accordance with generally accepted accounting principles, the Company utilizes a three-tier fair value hierarchy that clarifies fair value as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Reclassifications:

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation adopted in the current year.

Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2015, the date the financial statements were available to be issued.

10

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 2.     Members’ Equity

In accordance with the Company's Amended and Restated Limited Liability Company Agreements (the “Agreements”) effective April 14, 2011 and May 6, 2014, the Company’s classes of Units authorized, issued and outstanding were as follows at December 31:

	2014		2013
		Issued and		Issued and
	Authorized	Outstanding	Authorized	Outstanding
Common Units:
Class A Units	5,121,130	4,295,597	4,546,130	3,930,597
Class C Units	2,938,196	2,938,196	2,938,196	2,938,196
Class E Units	600,000	600,000	600,000	600,000
Total common units	8,659,326	7,833,793	8,084,326	7,468,793

Preferred Units:
Class B Units	3,250,000	3,250,000	3,250,000	3,250,000
Class D Units	3,250,000	3,250,000	3,250,000	3,250,000
Class F Units	6,995,373	3,498,870	-	-
Total preferred units	13,495,373	9,998,870	6,500,000	6,500,000
Total units	22,154,699	17,832,663	14,584,326	13,968,793

Effective May 6, 2014, the Company authorized all of the above Class F Units, of which 3,498,870 were purchased by existing members of the Company for a total equity price of $5,000,000. These members have the option to purchase the remaining Class F Units.

Under the Agreements and the related Amended and Restated Equity Incentive Plan, up to 1,515,220 additional Class A Units were authorized to be awarded as employee incentives. At December 31, 2014 and 2013, 689,687 and 324,687 of these units were issued, respectively:

•	On April 15, 2011, the Company entered into a Profit Participation Unit Award Agreement and issued a total of 279,687 nonvested, restricted Class A Units to one employee. As long as the employee remained employed by the Company, 23,308 of the Units became vested each quarter starting on June 30, 2011 and were fully vested at March 31, 2014.

•	On December 12, 2013, the Company entered into separate Profit Participation Unit Award Agreements and issued a total of 45,000 nonvested, restricted Class A Units to 8 employees. As long as the employee remains employed by the Company, 33.33% of the Units become vested on July 1st and each anniversary thereafter until fully vested on July 1, 2016.

•	On May 6, 2014, the Company entered into a single Profit Participation Unit Award Agreement and issued a total of 300,000 vested, restricted Class A Units.

•	On November 6, 2014, the Company entered into separate Profit Participation Unit Award Agreements and issued a total of 65,000 nonvested, restricted Class A Units to 7 employees. As long as the employee remains employed by the Company, 33.33% of the Units become vested on July 1st and each anniversary thereafter until fully vested on July 1, 2017.

11

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 2.      Members’ Equity, Continued

All of these Units are subject to forfeiture until vested, and the Company may purchase the vested Units at their fair market value upon the employee's termination. As of December 31, 2014 and 2013, the vested units were 594,687 and 256,388, respectively. The Company used a market approach to estimate the fair value of $.19 per unit for the Units awarded during 2014 and 2013, which totaled $127,750 and $15,750, respectively. As of December 31, 2014 and 2013, the equity of the Company was reallocated in accordance with the Agreement, and the equity value of these Units was reduced to zero.

Voluntary conversion rights accompany the Class B, C, D and F Units, which allows the Members to convert such Units to Class A Units at the Agreements’ stated Conversion Price. Class B, C, D, E and F Units are subject to certain mandatory conversion requirements in the event of a public offering.

The preferred return provided to each Class B and D Units is equal to $0.08 per annum. The preferred return provided to each Class F Unit is equal to $0.1144 per annum. The return is cumulative and non-compounding (See Note 10).

In accordance with the Agreements, equity of the Company is reallocated to the Members’ capital accounts on an annual basis as if all of the assets were sold and all of the liabilities were satisfied, and the difference (i.e., the equity) is allocated to the members’ capital accounts until exhausted.

For the years ending December 31, the total equity change allocated to members consisted of the following:

	2014	2013
Equity purchase during the year	$5,000,000	$-
Net Loss for the year	(5,601,072)	(1,919,802)
Total	$(601,072)	$(1,919,802)

In accordance with the Agreement, equity of the Company is reallocated to the Members’ capital accounts on an annual basis as if all of the assets were sold and all of the liabilities were satisfied, and the difference (i.e., the equity) is allocated in the following steps until exhausted:

1.	First, to the holders of Class E Units at an amount equal to the original issue price of $1 per Unit.

2.	Second, to the holders of Class F Units in proportion and at an amount equal to the undistributed preferred return;

3.	Third, to the holders of Class F Units in proportion and at an amount equal to one times the original issue price of $1.43 per Unit;

4.	Fourth, to the holders of Class B and D Units in proportion and at an amount equal to the undistributed preferred return;

5.	Fifth, to the holders of Class B and D Units in proportion and at an amount equal to one times the original issue price of $1 per Unit;

6.	Sixth, the holders of Class C Units in proportion and at an amount equal to the original issue price of $1 per Unit, but no amount is allocated to Class C Units in this step if amounts in excess of the original issue price of $1 per Unit are allocated to Class C Units in step 7;

12

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 2.      Members’ Equity, Continued

7.	Seventh, to holders of Class A, B, C, D, and F Units in proportion to the total shares issued and outstanding and at an amount equal to the remaining unallocated profits and losses.

The Agreements provide a “put” option allowing Members holding Class B, D and F Units to redeem the value of these Units, but not earlier than April 14, 2016 for the Class B and D Units and not earlier than May 1, 2019 for the Class F Units. Under the Agreements, the redemption price per Unit is determined to be the greater of such Unit’s fair value, or an agreed upon value calculated by assuming that the Company is sold for ten times the aggregate net cash flow, as agreed upon by the Board of Directors, or such Unit’s book value at the redemption date. The redemption payment is payable in three annual installments from funds available and, in no event, is less than such Unit’s original issue price.

The Company may, at any time, redeem the outstanding Class E Units at an amount equal to the original issue price of $1 per Unit.

Note 3.      Property and Equipment

Property and equipment consist of the following at December 31:

	2014	2013
Furniture and fixtures	$87,206	$85,626
Computer equipment	62,624	50,582
	149,830	136,208
Less accumulated depreciation	125,145	114,197
Net property and equipment	$24,685	$22,011

Depreciation expense for the years ended December 31, 2014 and 2013 was $10,948 and $5,051, respectively.

Note 4.      Intangible Assets

Intangible assets consist of the following at December 31:

	2014		2013
	Estimated		Estimated
	Useful lives		Useful lives
Innocutis Holdings, LLC trade name	Indefinite	$1,379,000	Indefinite	$1,379,000

Amortizable intangible assets:
Customer relationships	5	5,525,000	5	5,525,000
Trade secrets and copyright-protected technology	10	2,800,000	10	2,800,000
Noncompete agreements	5	156,000	5	156,000
Chesson License	10	175,000	10	125,000
Sitavig License	15	2,000,000		-
		10,656,000		8,606,000
Less: accumulated amortization		(5,354,658)		(3,856,913)
		5,301,342		4,749,087
Intangibles, net		$6,680,342		$6,128,087

13

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 4.      Intangible Assets, Continued

During 2014, the Company paid $2,000,000 for an exclusive agreement for a new product, Sitavig (See Note 11). The term of the agreement is 15 years.

Amortization expense related to intangibles for the years ended December 31, 2014 and 2013 was $1,497,745 and $1,428,700.

Estimated future amortization expense of intangibles is as follows for the years ending December 31:

2015	$1,567,033
2016	762,225
2017	430,833
2018	430,833
2019	430,833
Thereafter	1,679,585
$5,301,342

Note 5.      Line of Credit

On January 25, 2013, the Company entered into a revolving line of credit agreement with a financial institution in the amount of $1,000,000 and increased the available line of credit to $2,000,000 on July 14, 2014. Borrowings under the line of credit bear interest at a prime rate (3.25% as of December 31, 2014) plus 3.0% per annum. The outstanding balance on the line of credit at December 31, 2014 and 2013 was $790,127 and $600,000, respectively. The revolving line matures on July 14, 2016.

The line of credit is secured by substantially all of the Company assets. The line of credit contains certain restrictive financial covenants that require, among other things, compliance with a minimum adjusted quick ratio and minimum quarterly earnings before interest, taxes, depreciation and amortization (“EBITDA”) requirements. At December 31, 2014, the Company was not in compliance with these covenants. The financial institution provided a waiver of these covenants through February 28, 2015.

Note 6.      Operating Leases

The Company leases office space under operating lease arrangements. Terms of the two leases require monthly payments of approximately $9,000 through October 31, 2015. Under these leases, rent expense for the year ended December 31, 2014 and 2013 was $122,086 and $123,234, respectively. Future minimum lease payments are estimated to be $91,009 for the year ended December 31, 2015.

Note 7.      Related Parties

In accordance with the Company’s Second Amended and Restated Limited Liability Company Agreement effective May 6, 2014, four members of the Company purchased 3,498,870 Class F Units for an aggregate total price of $5,000,000 (See Note 2).

14

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 8.      Concentration of Credit Risk

The Company maintains bank accounts at one bank. Accounts maintained at the institution are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”), with all accounts being insured up to $250,000 in aggregate. At December 31, 2014 the total uninsured balance was $815,795.

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable arising from its normal business activities. The Company routinely assesses the financial strength of its customers and believes that its accounts receivable credit risk exposure is limited. The Company does not require collateral or other security to support financial instruments subject to credit risk.

Note 9.      Concentrations from Customers

Three major customers accounted for 95% of sales for the year ended December 31, 2014 and 97% of sales for the year ended December 31, 2013. These three major customers accounted for 97% of account receivables as of December 31, 2014 and 95% of account receivables as of December 31, 2013.

Note 10.      Preferred Unit Dividend Arrearage

As of December 31, 2014, the Company has not declared or paid a dividend. The Company has preferred units with dividend rates of $0.08 per annum and $0.1144 per annum on the unit value, which are cumulative and non-compounding. The accumulated dividend arrearage at December 31, 2014 and 2013 was $2,193,931 and $1,411,836, respectively.

Note 11.      Commitments

In 2006, the Company entered into an agreement with a third party for the exclusive right to make, or have made, and sell a specific product developed by the third party. In consideration for these rights, the Company agreed to pay the third party minimum royalties of $10,000 per quarter on future sales. Effective January 1, 2013, the Company, amended the agreement and agreed to pay minimum royalties of $5,000 per quarter on future sales.

During 2011, the Company entered into an agreement with a third party to develop and manufacture a medical device that the Company would then have the right to sell. The Company agreed to pay the third party a licensing fee of $125,000 upon approval of the device by the United States Food and Drug Administration (the “FDA”) and a royalty of 10% of future sales, with a minimum of $75,000 per year, until November 2021. Approval from the FDA occurred during 2013 and the $125,000 payment was made and capitalized as an intangible asset.

During 2014, the Company entered into supply and license agreements with a third party for the exclusive rights to research, commercialize and sell a new product. Under this agreement, the Company paid initial license fees of $2,000,000 (see Note 4.) Additionally, the Company agreed to pay a 15% royalty on net sales of the product. The Company also agreed to pay 3 separate $1,000,000 milestone payments upon reaching totals of $10,000,000, $20,000,000 and $30,000,000 in net sales of the product. During 2014, net sales of the product were a total of $2,023,844.

15

Innocutis Holdings, LLC

Notes to Financial Statements

December 31, 2014 and 2013

Note 11.      Commitments, Continued

In 2014, the Company entered into an agreement with a third party for the exclusive right to make, or have made, and sell a specific product developed by the third party. In consideration for these rights, the Company agreed to pay the third party a $50,000 initial product fee. $25,000 of the initial product fee will be refundable if product approval from the FDA is not received within 18 months of filing. Upon FDA clearance and demonstrated efficacy, as reasonably agreed by the parties, an additional milestone payment of $50,000 will become due. Additionally, upon first commercial sale of the product, a milestone payment of $25,000 will become due. FDA approval had not been received as of December 31, 2014.

The Company has committed to various other no-minimum royalty agreements with third parties. During the years ended December 31, 2014 and 2013, the Company paid $908,637 and $546,201, respectively, in total royalties and is still committed to an annual minimum of $95,000, as noted above.

Note 12.      Subsequent Events

During January 2015, the Company received a good faith payment of $150,000 from a potential purchaser of the Company. As of the date of this report, neither the Company or its members have agreed to the final terms of this potential sale; however, discussions and negotiations are ongoing.

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Supplemental Information

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Innocutis Holdings, LLC

Schedule I - Cost of Sales

For the years ended December 31, 2014 amd 2013

	2014		2013
		% of Net		% of Net
		Revenues		Revenues
Beginning inventories	$848,875	8.9	$1,101,629	10.2
Materials purchased	1,032,997	10.8	957,097	8.9
Warehousing fees	55,520	0.6	56,140	0.5
Shipping costs	96,062	1.0	65,893	0.6
Samples	(78,698)	(0.8)	(93,304)	(0.9)
Contributions of inventory	-	-	(72,651)	(0.7)
Product destruction	(26,628)	(0.3)	-	-
Home office sales	(1,030)	-	-	-
Other adjustments	9,004	0	(2,200)	-
Cost of goods available for sale	1,936,102	20.3	2,012,604	18.6
Less ending inventories	(740,879)	(7.7)	(848,875)	(7.9)
Cost of Sales	$1,195,223	12.6	$1,163,729	10.7

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Innocutis Holdings, LLC

Schedule II - Selling, General and Administrative Expenses

For the years ended December 31, 2014 amd 2013

	2014		2013
		% of Net		% of Net
		Revenues		Revenues
Personnel costs
Salaries	$4,520,678	47.2	$3,974,396	36.9
Bonuses and commissions	1,112,348	11.6	927,775	8.6
Payroll taxes	425,707	4.4	341,728	3.2
Health insurance	382,744	4.0	324,749	3.0
Retirement plan	149,909	1.6	124,076	1.2
Total personnel costs	6,591,386	68.8	5,692,724	52.9

Marketing and selling costs
Royalty expense	908,637	9.5	546,201	5.1
Direct product marketing	547,173	5.7	414,816	3.9
Samples	340,732	3.6	341,646	3.2
Marketing data	197,222	2.1	128,275	1.2
Warehouse processing	127,600	1.3	125,095	1.2
Corporate marketing programs	6,500	0.1	11,171	0.1
Total marketing and selling costs	2,127,864	22.3	1,567,204	14.7

Other operating costs
Amortization of intangible assets	1,497,745	15.6	1,428,700	13.3
Travel	822,012	8.6	712,506	6.6
Conventions and meetings	685,201	7.1	501,247	4.7
Research and development	567,319	5.9	11,570	0.1
Meals and entertainment	338,161	3.5	299,663	2.8
Wholesaler fees	321,919	3.4	515,533	4.8
Professional fees	308,641	3.2	190,865	1.8
Miscellaneous	219,495	2.3	167,387	1.6
Rent	122,086	1.3	123,234	1.1
Insurance	112,252	1.2	80,762	0.7
Telephone	67,876	0.7	58,812	0.5
Computer expenses	55,736	0.6	62,288	0.6
Interest expense	45,830	0.5	27,683	0.3
Office supplies and other	29,012	0.3	31,814	0.3
Printing and reproduction	19,902	0.2	23,342	0.2
Postage	17,887	0.2	13,846	0.1
Licenses and permits	15,437	0.2	13,180	0.1
Depreciation	10,948	0.1	5,051	-
Utilities	9,506	0.1	10,505	0.1
Allowance for losses	9,000	0.1	9,000	0.1
Contributions	-	0.0	72,651	0.7
Total other operating costs	5,275,965	55.1	4,359,639	40.5
Total selling, general and administrative expenses	$13,995,215	146.2	$11,619,567	108.1

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